Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

ARK VENTURE FUND

Supplement dated March 31, 2023

to the Prospectus for ARK Venture Fund (the “Fund”) dated August 15, 2022.

This Supplement updates certain information contained in the Prospectus with respect to the Fund. You may obtain a copy of the Fund’s Prospectus free of charge, upon request, by calling toll-free 888-511-2347, accessing the Fund’s website at ark-ventures.com/investor-resources, or by writing to ARK Investment Management LLC, 200 Central Avenue, Suite 220, St. Petersburg, Florida 33701.

The Board of Trustees of the Fund recently approved an Expense Limitation Agreement under which ARK Investment Management LLC (the “Adviser”) has contractually agreed through November 28, 2024 to waive its management fee and/or reimburse the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating expenses, after adjusting for certain exclusions, exceed the specified threshold as set forth below. The Board of Trustees also approved a loan agreement by and between the Fund and PNC Bank (the “Credit Agreement”) that established a revolving credit facility with an initial commitment equal to the lesser of $15,000,000 or the sum of (i) 50% of the Fund’s Level 1 securities (investments for which market quotations are readily available) plus (ii) 100% of the Fund’s unrestricted cash. In addition, the Board of Trustees amended and restated the Fund’s Distribution and Service Plan and related agreements to reduce the compensation payable under the plan as set forth below.

Accordingly, the Fund’s Prospectus is revised as follows:

The paragraph entitled “LEVERAGE” on pages 4-5 of the Prospectus is hereby replaced with the following:

LEVERAGE

The Fund may use leverage to the extent permitted by the 1940 Act. The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (e.g., a credit facility), margin facilities, or the issuance of notes in an aggregate amount up to 33 1∕3% of the Fund’s total assets (or in the case of the issuance of preferred shares, 50% of the Fund’s total assets), including any assets purchased with borrowed money, immediately after giving effect to the leverage. The Fund may also use leverage generated by reverse repurchase agreements, dollar rolls and similar transactions. The Fund may use leverage opportunistically and may use different types, combinations or amounts of leverage over time, based on the Adviser’s views concerning market conditions and investment opportunities. The Fund’s strategies relating to its use of leverage may not be successful, and the Fund’s use of leverage may cause the Fund’s NAV to be more volatile than it would otherwise be. There can be no guarantee that the Fund will leverage its assets or, to the extent the Fund does use leverage, the percentage of its total assets such leverage will represent. See “Investment Objective, Opportunities and Strategies — Leverage.”

The following section is hereby added after the section entitled “MANAGEMENT FEES” on page 5 of the Prospectus.

EXPENSE LIMITATION AGREEMENT

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has contractually agreed through November 28, 2024 to waive its management fee and/or reimburse the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating expenses (excluding expenses directly related to the costs of making investments; taxes; brokerage costs; acquired fund fees and expenses; expenses of litigation, indemnification and shareholder meetings; organizational expenses; offering costs; and extraordinary expenses) exceed 2.90% (the “Expense Limit”) of the Fund’s average daily net assets.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

Pursuant to the Expense Limitation Agreement, the Adviser may receive reimbursement of any fees waived and/or excess expense payments paid by it pursuant to the Expense Limitation Agreement within three years of such fee waiver and/or expense payment, if such reimbursement can be achieved within the Expense Limit or the expense limit that was in effect at the time of the waiver and/or expense payment, whichever is lower, and such reimbursement has been approved by the Trustees of the Fund. The Expense Limitation Agreement will remain in effect until at least November 28, 2024, unless and until the Board approves its earlier termination.

The section entitled “DISTRIBUTION AND SERVICE PLAN” on page 7 of the Prospectus is hereby replaced with the following:

SHAREHOLDER SERVICES PLAN

The Fund pays to the Distributor a service fee, payable monthly in arrears, at the annual rate of 0.15% of the average daily net assets of the Fund. As used throughout this prospectus, “Service Fee” shall refer to the fee for shareholder services. The Service Fee for any partial month will be appropriately prorated.

The Distributor may pay Titan and other intermediaries all or a portion of the Service Fee. Other than the Service Fees (which are indirectly borne by the Fund’s shareholders), there is no fee imposed on the Fund’s shareholders arising out of the Titan Platform.

The section entitled “SUMMARY OF FEES AND EXPENSES” on page 21 of the Prospectus is hereby replaced with the following:

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The expenses shown in the table under “Annual Fund Expenses” are estimated based on projected amounts for the Fund’s first full year of operations.

SHAREHOLDER TRANSACTION EXPENSES

Sales load (as a percentage of offering price)	None
Dividend Reinvestment Fees(1)	None
ANNUAL FUND EXPENSES (as a percentage of projected average net assets attributable to Shares)(2)
Management fee	2.75%
Interest payments on borrowed funds(3)	0.00%
Other expenses(4)	4.93%
Service Fee(5)	0.15%
Other operating expenses	4.78%
Total annual fund expenses	7.68%
Expense reimbursement(6)	(4.78)%
Total annual fund expenses after expense reimbursement	2.90%

______________________

(1)	The expenses of administering the DRP are included in “Other operating expenses.” See “Distributions — Dividend Reinvestment Plan.”

(2)	Assumes the Fund raises approximately $20 million in proceeds in the one-year period beginning August 2022 resulting in estimated average net assets of approximately $12.5 million in the first 12-month period. “Annual Fund Expenses” do not include organizational and offering costs as these costs have been incurred and paid by the Adviser. The estimated organizational and offering expenses (including pre-effective expenses) for the initial 12-month period of investment operations are $944,300 or 7.53%

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

of $12.5 million in average assets during the first 12 months of operations. See “Fund Expenses.” Pursuant to the Expense Reimbursement Agreement between the Fund and the Adviser, the Fund will be obligated to reimburse the Adviser for any such payments within two years of the Adviser incurring such expenses subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that: (i) the Fund’s net assets exceeds $50,000,000; and (ii) the Adviser Recoupment does not cause the Fund’s net assets to fall below $50,000,000. To the extent that the Fund’s net assets exceed $50 million and the Fund pays the Adviser the full Adviser Recoupment of $944,300, the Fund’s net annual operating expenses would be expected to increase to 3.82% of the Fund’s average daily net assets.

(3)	Interest expenses represent estimated interest related costs the Fund expects to incur in connection with the use of its credit facility. See “Summary of Terms — Leverage.” The Fund does not currently intend to use its credit facility during the 12-month period following the date of the Prospectus.

(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.

(5)	The Service Fee has been restated to reflect the current fee arrangement in place.

(6)

The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually through November 28, 2024 to waive its Management Fee and/or reimburse the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating expenses (excluding expenses directly related to the costs of making investments; taxes; brokerage costs; acquired fund fees and expenses; expenses of litigation, indemnification and shareholder meetings; offering costs; and extraordinary expenses) exceed 2.90% of the Fund’s average daily net assets.

Pursuant to the Expense Limitation Agreement, the Adviser may receive reimbursement of any fees waived and/or excess expense payments paid by it pursuant to the Expense Limitation Agreement within three years of such waiver and/or expense payment, if such reimbursement can be achieved within the Expense Limit or the expense limit that was in effect at the time of the waiver and/or expense payment, whichever is lower, and such reimbursement has been approved by the Trustees of the Fund. The Expense Limitation Agreement will remain in effect until at least November 28, 2024, unless and until the Board approves its earlier termination.

The following section is hereby added after the paragraph entitled “Organization and Offering Costs” on page 23 of the Prospectus.

Expense Limitation Agreement

The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually through November 28, 2024 to waive its Management Fee and/or reimburse the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating expenses (excluding expenses directly related to the costs of making investments; taxes; brokerage costs; acquired fund fees and expenses; expenses of litigation, indemnification and shareholder meetings; organizational expenses; offering costs; and extraordinary expenses) exceed 2.90% of the Fund’s average daily net assets.

Pursuant to the Expense Limitation Agreement, the Adviser may receive reimbursement of any fees waived or excess expense payments paid by it pursuant to the Expense Limitation Agreement within three years of such waiver and/or payment, if such reimbursement can be achieved within the Expense Limit or the expense limit that was in effect at the time of the waiver and/or payment, whichever is lower, and such reimbursement has been approved by the Trustees of the Fund. The Expense Limitation Agreement will remain in effect until at least November 28, 2024, unless and until the Board approves its earlier termination.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

The following section is hereby added after the paragraph entitled “Leverage” on page 26 of the Prospectus.

On November 15, 2022, the Fund entered into the Credit Agreement with PNC Bank, National Association. The maximum amount of the borrowing under the Credit Agreement is the lesser of $15,000,000 or the sum of (i) 50% of the Fund’s Level 1 securities (investments for which market quotations are readily available) plus (ii) 100% of the Fund’s unrestricted cash. The purpose of the Credit Agreement is primarily to finance temporarily the repurchase of shares of the Fund. The Credit Agreement also contains customary covenants that, among other things, limit the Fund’s ability to incur additional debt, incur certain types of liens, make certain distributions, and engage in certain transactions, including mergers and consolidations. The Fund’s ability to borrow under the Credit Agreement is also subject to the limitations of the 1940 Act and various other conditions.

The Fund may amend the Credit Agreement or enter into one or more alternative or additional credit facilities in the future. There can be no assurance that the Fund will enter into an agreement for any new or amended credit facility on terms and conditions representative of the foregoing, or that additional material terms will not apply.

Effects of Leverage

Assuming that borrowings represent approximately 5% of the Fund’s net assets, as of February 28, 2023, and that the Fund bears expenses relating to such borrowings at an annual effective interest rate of 7.5% (based on interest rates for such borrowings as of a recent date), the annual return that the Fund’s portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such borrowings would be approximately 0.38%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund’s leverage due to borrowings on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further assumes that the Fund’s borrowings represent approximately 5% of the Fund’s net assets and an annual rate of interest of 7.5% (as discussed above). Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(11.08)%	(5.73)%	(0.37)%	4.98%	10.33%

Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

The section entitled “Distribution and Service Plan” on page 45 of the Prospectus is hereby replaced with the following:

Shareholder Services Plan

The Fund pays to the Distributor a service fee, payable monthly in arrears, at the annual rate of 0.15% of the average daily net assets of the Fund. As used throughout this prospectus, “Service Fee” shall refer to the fee for shareholder services. The Service Fee for any partial month will be appropriately prorated.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

The Distributor may pay Titan and other intermediaries all or a portion of the Service Fee. Other than the Service Fees (which are indirectly borne by the Fund’s shareholders), there is no fee imposed on the Fund’s shareholders arising out of the Titan Platform.

All references “distribution and/or service fee” and “Distribution and Service Fees” in the Prospectus are hereby replaced with “service fee” and “Service Fees,” respectively.

Please retain this supplement for future reference.